AMARC PREPARES TO DRILL TEST FIVE MAJOR TARGETS AT ITS GALILEO PROJECT,
NEAR BLACKWATER, BRITISH COLUMBIA

November 29, 2011 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that Induced Polarization (IP) field geophysical surveys indicate potential for five major sulphide mineralized systems at its 100% owned Galileo Project, located in south-central British Columbia (BC). The 800 square kilometre Galileo claims package lies within the emergent Blackwater gold district.

Four of the defined Galileo targets areas have similar dimensions to, or exceed that of the eight square kilometre sulphide system at the Newton project, some 175 kilometres to the south, where drilling is currently underway to delineate a new gold deposit discovery. Drill permit applications have been submitted to the provincial government in order to test the promising Galileo targets for potential gold and/or copper deposits. Once permits are received, Amarc plans to methodically drill test all of these compelling targets.

"We are extremely encouraged by the sizeable high-quality IP chargeability anomalies delineated by our field teams on the Galileo property," confirmed Amarc Executive Chairman Bob Dickinson. “Our Galileo property lies within, what I believe, is the most exciting new gold belt in British Columbia which includes the Newton gold project to the south. Within this belt Galileo lies only a few kilometers from New Gold's five million ounce-plus, bulk tonnage gold discovery at Blackwater and the notable silver and gold deposits being advanced at Capoose and 3Ts.”

Amarc initiated its 2011 field program at Galileo by undertaking approximately 4,000 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical surveying (see property location maps at www.amarcresources.com). By combining results of the airborne survey with in-house geological knowledge and publicly available geological and geochemical data, a number of deposit scale targets were identified for field evaluation. More than 140 line kilometres of follow-up, field based IP ground geophysical surveys, over these high-quality epithermal gold-silver and porphyry gold-copper-type targets have determined that there is potential for these five target areas to represent important sulphide systems that require drill testing.

Galileo is located some 16 kilometres west of New Gold’s Blackwater gold deposit (Indicated Resources of 184 million tonnes at 0.94 g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off, New Gold website). It is also 13 kilometres south of the Capoose silver-gold deposit (Indicated Resource of 39 million tonnes at 0.34 g/t gold and 23.7 g/t silver and Inferred Resource of 50 million tonnes at 0.32 g/t gold and 21.2 g/t silver at a 0.3 g/t gold cut-off, Silver Quest website) and three kilometres west of the 3T's vein gold deposit (where best intercepts include 14 metres of 5.33 g/t gold and 50.6 g/t silver, 3.7 metres at 7.69 g/t gold and 84.2 g/t silver, 17.2 metres of 2.68 g/t gold and 152.1 g/t silver, Silver Quest website).

The Galileo property lies approximately 135 kilometres southwest of the town of Vanderhoof and 176 kilometres southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration industry.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and at its 100% owned Galileo property adjacent to New Gold’s Blackwater holdings. Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.